FEE WAIVER AGREEMENT

This AGREEMENT is made this 30th day of December, 2013, between City National Rochdale Funds, a Delaware statutory trust (the “Trust”) and City National Rochdale, LLC, a Delaware limited liability company (hereinafter called the “Adviser”).

W I T N E S S E T H

WHEREAS, the Adviser provides, or arranges for the provision of, investment advisory and management services to the Diversified Equity Fund series of the Trust (the “Fund”); and

WHEREAS, the Adviser manages a portion of the Fund’s assets using an investment model that replicates the holdings of the S&P 500 Index except for tobacco-related companies; and

WHEREAS, the Trust and the Adviser believe that waiving a portion of the investment advisory fee to be received by the Adviser from the Fund is in the best interests of the Fund and its shareholders;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.           Investment Advisory Fee Waiver. The Adviser hereby agrees to waive a portion of the annual advisory fee charged by the Adviser to the Fund, thereby reducing the annual fee from 0.75% of average daily net assets to 0.65% of average daily net assets.

2.           Term.  This Agreement shall continue in effect until January 31, 2015, unless sooner terminated in accordance with Section 3 herein.

3.           Termination.  This Agreement may be terminated at any time by the Board of Trustees of the Trust, upon sixty (60) days’ written notice to the Adviser without payment of any penalty and shall automatically terminate upon the termination of the Investment Management Agreement.

4.           Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.           Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.           Captions.  The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

7.           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CITY NATIONAL ROCHDALE FUNDS		CITY NATIONAL ROCHDALE, LLC

By:	/s/ Anthony Sozio	By:	/s/ Kurt Hawkesworth
Name:	Anthony Sozio	Name:	Kurt Hawkesworth
Title:	Vice President	Title:	COO

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